                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                       (Amendment No.               )*


                                 Enzon, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   29390400
              --------------------------------------------------
                                (CUSIP Number)

    Todd J. Emmerman, Esq., c/o Rosenman & Colin LLP, 575 Madison Avenue,
                      New York, NY 10022 (212) 940-8873
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                              February 28, 1997
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.     29390400

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Clearwater Fund IV Ltd.   Employer I.D.# [             ]
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                                  (b)  / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
               British Virgin Islands
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
       NUMBER OF

         SHARES                2,359,108 Shares
                       ---------------------------------------------------------
      BENEFICIALLY        8  SHARED VOTING POWER

        OWNED BY
                                   0
          EACH         ---------------------------------------------------------

        REPORTING         9  SOLE DISPOSITIVE POWER

         PERSON
                               2,359,108 Shares
          WITH         ---------------------------------------------------------

                         10  SHARED DISPOSITIVE POWER

                                    0

--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,359,108 Shares
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

             SHARES*                                                       / /

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.7%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No.      29390400

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Clearwater Fund IV, LLC
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  /X/
                                                                (b)  / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
       NUMBER OF

         SHARES                2,789,571 Shares(1)
                       ---------------------------------------------------------
      BENEFICIALLY        8  SHARED VOTING POWER

        OWNED BY
                                   0
          EACH         ---------------------------------------------------------

        REPORTING         9  SOLE DISPOSITIVE POWER

         PERSON
                               2,789,571 Shares(1)
          WITH         ---------------------------------------------------------

                         10  SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,789,571 Shares(1)
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

           SHARES*                                                        / /

--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.1%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

                   OO

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
(1) Includes 2,359,108 Shares of Common Stock beneficially owned by Clearwater Fund IV Ltd.

Item 1.      Security and Issuer

             This statement relates to the shares of Common Stock, .01 par value per share (the "Common Stock"), of Enzon, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 20 Kingsbridge Road, Piscataway, New Jersey, 08854.

Item 2.      Identity and Background

             (a)-(c)

             Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this
             Schedule 13D is being filed by Clearwater Fund IV Ltd.(2) ("Clearwater Ltd.") and Clearwater Fund IV, LLC ("Clearwater
             LLC" and collectively with Clearwater LLC the "Reporting Persons"). Clearwater Ltd. and Clearwater LLC may be deemed to constitute a group for purposes of this Schedule 13D, due to the fact that Clearwater Ltd. is wholly owned by Clearwater LLC.

             CLEARWATER LTD.

             Clearwater Ltd. is a corporation organized under the laws of the British Virgin Islands whose investment strategy is to make investments in equity private placements. The principal business address of Clearwater Ltd. is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

             The Directors of Clearwater Ltd. are Tortola Corporation Company Ltd. ("Tortola"), Hans Frederic Heye and Inter Caribbean Services Ltd. ("Inter Caribbean"). The President of Clearwater Ltd. is A.P. de Groot. The Vice-President of Clearwater Ltd. is J.M.S. Verhooren. The Treasurer of Clearwater Ltd. is Trust Company of Willemstad N.V. ("Trust Company"). The Secretary of Clearwater Ltd. is Inter Caribbean. Clearwater Ltd. is wholly owned by Clearwater LLC.

             The principal business address of Mr. de Groot, Mr. Verhooren, Inter Caribbean Services Ltd. and Trust Company is c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherland Antilles. The principal business address of Tortola is Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. Mr. Heye's principal business address is 611 Druid Road East, Suite 200, Clearwater, Florida,

--------
(2) In May of 1997 Clearwater Fund IV Ltd. changed its name from GFL Performance Fund Ltd. to its present name.

             34616.

             Tortola principally functions as a provider of administrative services for offshore funds. Mr. Heye is principally employed as the President of the Clearwater Funds, a series of private investment entities. Inter Caribbean principally functions as a provider of administrative services for offshore funds. Mr. de Groot is principally employed as the Account Manager of CITCO Fund Services (Curacao) N.V., a provider of administrative services for offshore funds. Mr. Verhooren is principally employed as the Managing Director of CITCO Fund Services (Curacao) N.V. Trust Company principally functions as a provider of administrative services for offshore funds.


             CLEARWATER LLC

             Clearwater LLC is a Delaware limited liability company whose investment strategy is to make investments in equity private placements. The principal business address of Clearwater LLC is 611 Druid Road East, Suite 200, Clearwater, Florida, 34616. Mr. Heye is the Managing Member of Clearwater LLC.

             (d) To the best knowledge of the Reporting persons, during the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) To the best knowledge of the Reporting Persons, during the last five years, none of the persons names in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

             (f) Mr. Heye is a United States citizen. Mr. de Groot and Mr. Verhooren are both citizens of the Netherlands.

Item 3.      Source and Amount of Funds or Other Consideration.

             The amount of funds used by Clearwater Ltd. to purchase the 595,157 shares of Common Stock it now owns as a result of the Series B Agreement (as defined below in Item 6) is $1,630,730. The 273,723 $4.11 Warrants (as defined below in Item 5) owned by Clearwater Ltd., were issued to Clearwater Ltd. contemporaneously with the issuance to GFL Advantage Fund Ltd. ("Advantage") of

             40,000 shares of the Company's Series B Convertible Preferred Stock for no extra purchase price.

             Clearwater Ltd. acquired 1,015,228 shares of the Company's Common Stock by converting its 20,000 shares of Series D Preferred Stock (as defined below in Item 6); Clearwater Ltd. acquired the shares of Series D Preferred Stock when it exchanged its shares of Series C Preferred Stock (as defined below in Item
             6). The amount of funds used by Clearwater Ltd. to purchase the shares of Series C Preferred Stock was $2,000,000. Contemporaneously with the issuance to Clearwater Ltd. of the shares of Series C Preferred Stock, Clearwater Ltd. was issued 200,000 $5.625 Warrants (as that term is defined below), for no extra purchase price.

             Clearwater Ltd. purchased 275,000 shares of the Company's Common Stock on the open market, for an aggregate purchase price of $687,500.

             The amount of funds used by Clearwater LLC to purchase 364,962 $4.11 Warrants (as defined below in Item 5) was $219,064.73.

             The amount of funds used by Clearwater LLC to purchase 18,000 shares of the Company's Common Stock on the open market on March 31, 1997 was $46,125.

             The amount of funds used by Clearwater LLC to purchase 47,500 shares of the Company's Common Stock on the open market on April 30, 1997 was $137,498.25.

             The source of all funds referred to in this Item 3 was working capital.

Item 4.      Purpose of Transaction.

             The Reporting Persons acquired the securities reported herein as being beneficially owned by the Reporting Persons for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares of the securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that each owns or hereafter may acquire. In addition, Clearwater Ltd. has agreed not to sell any of the shares of the Company's Common Stock received by it upon conversion of the Series D Preferred Stock, on or before February 28, 1998. Except as otherwise set forth herein, the Reporting Persons have no plans or proposals which relate to, or could result in any matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

             (a)-(b)

             According to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997, there were, as of May 7, 1997, 30,796,174 shares of Common Stock of the Company outstanding.

             Clearwater Ltd.

             For purposes of this Schedule 13D, Clearwater Ltd. beneficially owns 2,359,108 shares of the Company's Common Stock (comprising 7.7% of the outstanding Common Stock of the Company as of May 7,
             1997) by virtue of the following:

             (i) Clearwater Ltd. owns 1,885,385 shares of the Company's Common Stock. 595,157 of said shares were acquired pursuant to the Series B Agreement (as defined blow in Item 6). 1,015,228 of said shares were received by Clearwater Ltd. upon its conversion of its 20,000 shares of Series D Preferred Stock. Clearwater Ltd. has agreed not to sell the shares which it received through the conversion of Series D Preferred Shares before February 28, 1998. Clearwater Ltd. acquired 275,000 shares of the Company's Common Stock on the open market.

             (ii) Clearwater Ltd. owns 273,723 warrants to purchase shares of the Company's Common Stock at any time before February 7, 2001 at the purchase price of $4.11 per share (the "$4.11 Warrants").

             (iii) Clearwater Ltd. owns 200,000 warrants to purchase shares of the Company's Common Stock at any time before March 15, 2001 at the purchase price of $5.625 per share (the "$5.625 Warrants").

             Clearwater Ltd. has the sole power to vote and dispose of all such shares.

             Clearwater LLC

             For purposes of this Schedule 13D, Clearwater LLC beneficially owns 2,789,571 shares of the Company's Common Stock (comprising 9.1% of the outstanding shares of the Company's Common Stock as of May 7, 1997) by virtue of the following:

             (i) Clearwater LLC beneficially owns the 2,359,108 shares of Common Stock which are beneficially owned by Clearwater Ltd. by virtue of the fact that Clearwater Ltd. is wholly owned by Clearwater LLC.

             (ii) Clearwater LLC owns 364,963 $4.11 Warrants.

             (iii) Clearwater LLC owns 65,500 shares of the Common Stock which it acquired on the open market.

             Clearwater LLC has the sole power to vote and dispose of all such shares.

             (c) Clearwater LLC purchased 47,500 shares of the Company's Common Stock on the open market on April 30, 1997 at an average purchase price of $2.8947.

             (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

             (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Company's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Pursuant to the Securities Purchase Agreement, by and among the Company and Clearwater Ltd. and Advantage dated as of January 31, 1996 (the "Series B Agreement"), Clearwater Ltd. purchased 1,094,890 shares of the Company's Common Stock at a purchase price of $2.74 per share and Advantage purchased
             40,000 shares of Series B Convertible Preferred Stock of the Company for a purchase price of $4,000,000. Contemporaneous with the issuance of said shares of Series B Convertible Preferred Stock the Company issued 273,723 $4.11 Warrants to Clearwater Ltd. and 364,962 $4.11 Warrants to Advantage and the parties executed Warrant Certificates relating to both issuances of $4.11 Warrants on February 7, 1997.

             Pursuant to that certain Registration Rights Agreement, dated as of January 31, 1997 by and among the Company, and Clearwater Ltd. and Advantage (the "Series B Registration Rights Agreement"), the Company agreed to file a registration statement covering the public sale of the shares of Common Stock receivable by Clearwater Ltd. and Advantage as a result of the Series B Agreement.

             Pursuant to that certain Securities Purchase Agreement, dated as of March 15, 1996 (the "Series C Agreement") by and between the Company and Clearwater Ltd., Clearwater Ltd. purchased 20,000 shares of the Company's Series C Convertible Preferred Stock, $0.01 par value per share (the "Series C Preferred Stock") for a purchase price of $2,000,000.

             Pursuant to that certain Registration Rights Agreement, dated as of March 15, 1996, by and between the Company and Clearwater Ltd. (the "Series C Registration Rights Agreement"), the Company agreed to file a registration statement covering the public sale of the shares receivable by Clearwater Ltd. upon conversion of the shares of Series C Preferred Stock owned by Clearwater Ltd.

             On March 15, 1996, the Company issued to Clearwater Ltd. 200,000 $5.625 Warrants. On even date with said warrant issuance, the parties executed a Warrant Certificate relating to the $5.625 Warrants.

             Pursuant to that certain Stock Exchange Agreement, dated as of February 28, 1997, (the "Stock Exchange Agreement") by and between the Company and Clearwater Ltd., Clearwater Ltd. exchanged its shares of Series C Preferred Stock for an equal number of the Company's Series D Convertible Preferred Stock, $0.01 par value share (the "Series D Convertible Preferred Stock") and agreed not to sell or otherwise transfer the shares of Common Stock issued upon conversion of the Series D Preferred Stock before February 28, 1998. In addition, the parties agreed that the rights and obligations of the parties under the Series C Registration Rights Agreement with respect to shares of the Company's Common Stock receivable by Clearwater Ltd. upon conversion of the shares of Series C Preferred Stock would attach to the shares of Common Stock issuable upon conversion of the shares of Series D Preferred Stock, provided, however, that the obligation of the Company to file a registration statement with respect to the shares of Common Stock issuable upon exercise of the Series D Preferred Stock would not commence until September 17, 1997. On the day that the Stock Exchange Agreement was executed, Clearwater Ltd. converted all of its shares of Series D Preferred Stock into 1,015,228 shares of the Company's Common Stock.

             Pursuant to that certain Warrant Purchase and Sale Agreement, dated as of March 10, 1997, by and between Advantage and Clearwater LLC, Clearwater LLC purchased 364,963 $4.11 Warrants from Advantage.

Item 7.      Material to be Filed as Exhibits

             1. Agreement, dated May 27, 1997, among the Reporting Persons relating to filing of a joint acquisition statement pursuant to Rule 13d-1(f)(1).


             2.  Warrant Certificates relating to the issuance to

             Clearwater Ltd. of the $4.11 Warrants.

             3. Warrant Certificate relating to the issuance to Clearwater Ltd. of the $5.625 Warrants.

             4. Warrant Purchase and Sale Agreement between Advantage and Clearwater LLC relating to the purchase by Clearwater LLC of $4.11 Warrants.

                                  SIGNATURE


         After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 1997


                                  CLEARWATER FUND IV LTD.

                                          /s/ A.P. de Groot
                                          ----------------------------
                                          By:  A.P. de Groot
                                          Title:   President



                                          CLEARWATER FUND IV, LLC

                                          /s/ Hans Frederic Heye
                                          ----------------------------
                                          By:   Hans Frederic Heye
                                          Title:   Managing Member

                                Exhibit Index


                                                                    Sequentially
Exhibit No.                  Description                           Numbered Page
-----------                  -----------                           -------------

    1.          Agreement, dated May 27, 1997, among the
                Reporting Persons relating to filing of a joint acquisition statement pursuant to
                Rule 13-d(f)(1).


    2.          Warrant Certificate of Enzon, Inc.
                representing the right of Clearwater Fund IV
                Ltd. to purchase 273,723 shares of Common
                Stock.


    3. Warrant Certificate of Enzon, Inc. representing the right of Clearwater Fund IV Ltd. to purchase
                200,000 shares of Common Stock.

    4.          Warrant Purchase and Sale Agreement between
                GFL Advantage Fund Ltd. and Clearwater Fund IV,
                LLC, dated as of March 14, 1997.